UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41647

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Ohmyhome Limited

(Exact name of registrant as specified in its charter)

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1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Ohmyhome Limited (Nasdaq: OMH) (the “Company”), today announced to hold an extraordinary general meeting of shareholders on October 26, 2026 (the “2026 October EGM”).

The Company’s 2026 October EGM will be held on October 26, 2026, at 10:00 a.m. local time. The meeting will take place at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314. The matters to be voted on at the meeting are set forth in this Form 6-K filed with the U.S. Securities and Exchange Commission on October 13, 2026. Shareholders of record on October 8, 2026 will be eligible to vote at this meeting.

In connection with the 2026 October EGM of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2026 October EGM, dated October 13, 2026, to be mailed to shareholders of the Company in connection with the 2026 October EGM
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 October EGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026
Ohmyhome Limited
	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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